ASX/MEDIA RELEASE	6 April 2006

Positive European trial results for RetisertTM

Perth, Australia and Boston, MA - Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that global eye health company Bausch & Lomb (NYSE: BOL) recently released two year results from their European clinical trial of Retisert(TM) for the treatment of chronic non-infectious posterior segment uveitis. Bausch & Lomb, exclusive licensee of Retisert(TM), conducted the randomised study that showed the recurrence rate for uveitis was significantly lower in eyes receiving Retisert(TM) than in eyes receiving standard of care (systemic corticosteroid or other immunosuppressive agents). The study involved 146 patients across ten countries in Europe and the Middle East.

The abstract (#1220) detailing this data is available on the website of the prestigious 6th International Symposium on Ocular Pharmacology and Therapeutics in Berlin, that commenced on 30 March 2006. http://www.kenes.com/isopt/index.asp

Uveitis is a leading cause of blindness affecting an estimated *200,000 persons in the EU. It is also estimated to affect ^175,000 people in the US and approximately ^800,000 people worldwide. Uveitis is a chronic auto-immune disease in which the body’s own defences attack the inner lining of the eye (the uvea). Retisert(TM), approved by the FDA in April 2005, is the only FDA approved drug for this disease. Retisert(TM) is surgically implanted into the eye and is approved to release a constant amount of the drug, fluocinolone acetonide, over a treatment eriod of 30 months.

Surgically implantable RetisertTM

pSivida receives royalties from sales of Retisert(TM) which is presently priced at US$18,250. Covered in the United States by Medicare and Medicaid, Retisert(TM) is co-marketed in the United States by Bausch & Lomb and Novartis.

“We believe a positive result such as this in a European study is an important step towards registration in Europe, enabling Retisert(TM) to be made available to a much wider market,” said Mr Gavin Rezos, CEO of pSivida Limited.

*Source: European Medicines Agency
^Source: Bausch & Lomb
-ENDS-
pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

What is Uveitis? An autoimmune condition, Uveitis manifests itself as an inflammation inside the eye, that can lead to sudden or gradual vision loss.

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert(TM) is FDA approved for the treatment of uveitis. Vitrasert(R) is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks; Vitrasert(R) and Retisert(TM). pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur(TM), a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon(TM), which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon(TM).

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with them. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of Retisert to be registered in Europe; failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur(TM) for DME trial; failure of the Medidur(TM) trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert(TM) for DME; inability to recruit patients for the Phase III Medidur(TM) for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert(TM) implant to have significant implications for Retisert(TM) and Medidur; failure of our evaluation agreements to result in license agreements; failure of Medidur(TM) to release the same drug as Retisert(TM) at the same rate; failure of the Medidur(TM) trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert(TM) for DME. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.